Filed Pursuant to Rule 424(b)(5)
Registration No. 333-220279
PROSPECTUS SUPPLEMENT
(To the Prospectus Supplement Dated November 16, 2017,
and the Prospectus dated September 21, 2017)

Up to $8,258,030 of Common Stock
This Prospectus Supplement amends and supplements the information in our prospectus, dated September 21, 2017 (File No. 333-220279) (the “Prospectus”), and our Prospectus Supplement, dated November 16, 2017 (the “Original Prospectus Supplement”). This Prospectus Supplement should be read in conjunction with the Prospectus and the Original Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus or the Original Prospectus Supplement. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and the Original Prospectus Supplement, and any future amendments or supplements thereto.
We filed the Original Prospectus Supplement on November 16, 2017, to register the offer and sale of shares of our common stock from time to time pursuant to Aspire Capital Fund, LLC (“Aspire Capital”) under a common stock purchase agreement entered into on November 16, 2017 (the “Purchase Agreement”).
As of February 28, 2018, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was $40,762,230, which was calculated based on 69,679,027 shares of our outstanding common stock held by non-affiliates at a price of $0.585 per share, the closing price of our common stock on January 31, 2018. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to this Prospectus Supplement with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000. During the 12 calendar months prior to, and including, the date of this Prospectus Supplement, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3.
Through the date hereof, we have sold shares of our common stock to Aspire Capital under the Purchase Agreement pursuant to the Original Prospectus Supplement for an aggregate purchase price of $1,741,970, which leaves us with $8,258,030 of our common stock that remains available under the Purchase Agreement. We are filing this Prospectus Supplement to amend the Original Prospectus Supplement to update the amount of shares we are eligible to sell under General Instruction I.B.6. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Purchase Agreement, we may offer and sell additional shares of our common stock having an aggregate offering price of up to $8,258,030 from time to time to Aspire Capital. If our public float increases such that we may sell additional amounts under the Purchase Agreement and the registration statement and Prospectus of which this Prospectus Supplement and the Original Prospectus Supplement are a part, we will file another prospectus supplement prior to making additional sales.
Our common stock is quoted on The Nasdaq Global Select Market under the symbol “IPAS.” On March 19, 2018, the last reported sale price of our common stock was $0.34 share.
Investing in our common stock involves a high degree of risk. Please read “Risk Factors” contained in the documents incorporated by reference into the Original Prospectus Supplement to read about factors you should consider before investing in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the Original Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is March 20, 2018